UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): November 11, 2025

Red Oak Capital Fund III, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-2079441
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC  28209

(Full Mailing Address of Principal Executive Offices)

Issuer’s telephone number, including area code: (616) 343-0697

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

Item 9.	Other Events

Reference is made to the form of indenture dated as of September 20, 2019 between Red Oak Capital Fund III, LLC (the “Company” or “we”) and UMB Bank, N.A. (the “Trustee”) filed as exhibit 3(a) to the Company’s Offering Statement on Form 1-A/A filed with the U.S. Securities and Exchange Commission (“SEC”) on July 30, 2019, which exhibit is incorporated herein by this reference.  There currently is outstanding approximately $44 million in Series B bonds (together with any interest or other amounts payable thereon, the “Bonds”) issued pursuant to the Indenture. The Bonds are payable from and secured by the funds pledged thereto under the Indenture. As additional security for the payment of the Bonds, the Company’s manager, Red Oak Capital GP, LLC (the “Manager”),  has granted the Trustee a security interest in Manager’s membership interests in the Company, which comprises 100% of the ownership interests in the Company (such funds and the membership interests, collectively, the “Collateral”)

Note 6 to the financial statements set forth in the Company’s semi-annual report on Form SA filed with the SEC on September 29, 2025 is incorporated herein by reference.

On November 21, 2025, the Company, the  Manager and the Trustee entered into a forbearance agreement (the “Forbearance Agreement”), pursuant to which the Trustee has agreed, provided the Company complies with the terms and conditions of the Forbearance Agreement and contingent upon the entry in a Trust Instruction Proceeding to be commenced by the Trustee in the State of Minnesota, County of Hennepin District Court of an order (i) confirming that the execution of the Forbearance Agreement and continued performance thereunder is consistent with the Trustee’s obligations under the Bond Documents (defined below), (ii) directing the Trustee to implement the terms of the Forbearance Agreement, and (iii) declaring that both the terms of the Forbearance Agreement and the Plan of Liquidation defined therein are in the best interest of all Bondholders, to forbear from exercising its rights and remedies against the Company and the Manager under the Indenture, Bonds and related documents (collectively the “Bond Documents”) as a result of the defaults enumerated in the Forbearance Agreement for the period (the “Forbearance Period”), which ends on the earlier to occur of (a) 5:00 p.m. (Eastern Time) on October 1, 2027, and (b) the date that any “Termination Event” occurs (the earlier of (a) and (b) to occur being referred to herein as the “Termination Date”). Termination Events include: (i) the failure by the Company or the Manager to abide by, comply with, perform, or observe any term, condition, covenant, or other provision contained in the Forbearance Agreement, after receipt of written notice and an opportunity to cure within thirty days (30) days of receipt of said notice by the Company and the Manager; (ii) the revocation, disavowance or termination (or attempted revocation, disavowance or termination) by either the Company or the Manager of its liability under any of the Bond Documents or the Forbearance Agreement, or any challenge to the validity or enforceability of any of the Bond Documents, the Forbearance Agreement or any term or provision thereof or hereof, or denial any further liability or obligation thereunder or hereunder by either the Company or the Manager; (iii) certain bankruptcy or insolvency events as further described in the Forbearance Agreement; (iv) the imposition or entry of a judgment, lien, warrant, or levy is imposed on or entered against the Collateral, or the commencement by any creditor of the Company of an action against the Company or the Manager seeking to collect any debt, obligation, or liability in excess of $5,000 and such action remains undismissed, undischarged, unstayed, or unbonded for 60 days; provided, however, that such 60-day period shall be extended provided that the Company or the Manager, as the case may be, is actively contesting such action; (v) the undertaking by any creditor of the Company of any foreclosure, garnishment, attachment, levy, execution, or similar action or proceeding with respect to any Collateral in connection with claims owing to such person or entity (provided that the Trustee shall be authorized, regardless of the amount of such claims, to take any action necessary to assert, enforce or maintain the priority of its lien over the lien asserted in any such action with respect to any Collateral or the Trustee’s entitlement to the proceeds thereof); (vi) the commencement by the Company or the Manager of a case, proceeding, or other action against the Trustee relating to the Collateral, the Bond Documents, the Forbearance Agreement or any obligations under or with respect to the forgoing for any action or omission by the Trustee or its agents in connection with any of the foregoing; (vii) any representation or warranty of the Company or the Manager made in the Bond Documents, the Forbearance Agreement or any reporting required thereunder being false, misleading, or incorrect in any material respect; or (viii) the failure of the Company to pay all outstanding fees and costs of the Trustee and its professionals within thirty (30) days of written request by the Trustee.

The Forbearance Period shall be extended until 5:00 p.m. (Eastern Time) on December 31, 2027, if: (i) the Company is unable to close on the sale of a Property before the then existing Termination Date; (ii) no other Termination Event has occurred be continuing; and (iii) the applicable Property is under a fully executed purchase agreement.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund III, LLC,
a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member and Manager

	By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
	Its:	Sole Member

		By:	Red Oak Holdings Management, LLC
a Delaware limited liability company
		Its:	Manager

			By:	/s/ Gary Bechtel
			Its:	Manager

December 11, 2025

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